UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20130003

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Bank of America Corporation
Incoming letter dated January 7, 2013

Dear Mr. Mueller:

This is in response to your letter dated January 7, 2013 concerning the shareholder proposal submitted to Bank of America Corporation by Ray T. Chevedden. We also have received a letter on the proponent's behalf dated January 16, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 15, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 7, 2013

The proposal requests that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(10). Based upon the information you have presented, it appears that Bank of America's policies, practices, and procedures do not compare favorably with the guidelines of the proposal and that Bank of America has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Executives to Retain Stock
Ray T. Chevedden

Ladies and Gentlemen:

This is in regard to the January 7, 2013 company request concerning this rule 14a-8 proposal.

The company does not seem to address this text in the proposal:
"This policy shall supplement [add to] any other share ownership requirements that have been established for senior executives …"

The company does not discuss *Pfizer Inc.* (Jan. 9, 2013).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc: Ray T. Chevedden

BAC Corporate Secretary <bac_corporate_secretary@bankofamerica.com>

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, downgraded our company to "F" with "Very High Governance Risk." Also "High Concern" in director qualifications and "High Concern" in Executive Pay – $14 million for Thomas Montag.

GMI said our company has struggled with a long list of ongoing legal problems. In recent years, our company has completed a number of controversial acquisitions, paid out billions in executive bonuses, accepted $35 billion in emergency funding from the U.S. government, and allowed its former CEO to walk away with $83 million in severance pay.

On December 6, 2011, Bank of America agreed to pay $315 million to settle claims by investors who said they were misled about mortgage securities offerings by its Merrill Lynch unit. The settlement resolves claims by investors, led by the Public Employees' Retirement System of Mississippi pension fund, that Merrill misled them about the risks of $16 billion of mortgage-backed securities in 18 offerings. On December 21, 2011, Bank of America agreed to pay $335 million to settle claims that its subsidiary Countrywide had overcharged borrowers based on race. In January 2012 Bank of America, JPMorgan Chase and three other U.S. banks reached a $25 billion settlement with 49 states and the U.S. government to end a probe of abusive foreclosure practices. Until the lawsuits and fines stop coming and the company is free of major legal trouble, our company will continue to present a very high level of risk to shareholders.

Please encourage our board to respond positively to this proposal to reduce this risk and to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4.*

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 04081-00144

January 7, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of Ray T. Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Bank of America Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Ray T. Chevedden, naming John Chevedden as his designated representative (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.
>
> The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

A copy of the Proposal and supporting statement, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Specifically, the Company has adopted a policy, set forth in the Company's Corporate Governance Guidelines, that requires the Company's executive officers to retain a significant percentage of shares acquired through equity pay programs for as long as they remain executive officers.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). *See, e.g., Johnson & Johnson* (avail. Feb. 17, 2006) (concurring that a proposal requesting that the company confirm the employment legitimacy of all current and future U.S. employees was substantially implemented because the company had already verified the legitimacy of 91% of its domestic workforce); *Intel Corp.* (avail. Feb. 14, 2005) (concurring that a proposal calling for a company policy to expense stock options had been substantially implemented through an accounting rule change even though the rule change did not apply to all of the equity compensation plans maintained by the company).

Excluding a stockholder proposal under Rule 14a-8(i)(10) does not require a company to implement a proposal in exactly the same manner set forth by the proponent. *See* Exchange Act Release No. 40018 (May 21, 1998) at n.30 and accompanying text (recognizing that "a proposal may be excluded under the rule if it has been 'substantially implemented,'" as opposed to "moot," which the literal text of the rule stated prior to the time of this Release). As noted above, exclusion may be appropriate even if a proposal is implemented through a means that differs from that requested in the proposal. For example, in *FedEx Corp.* (avail. Jun. 15, 2011), the Staff concurred that a proposal requesting the adoption of a succession planning policy was substantially implemented for purposes of Rule 14a-8(i)(10) since the proposal's goals were embedded within the company's existing procedures and policies. *See also Archon Corp. (Rogers)* (avail. Mar. 10, 2003) (concurring that a proposal requesting a special election to fill a board vacancy had been substantially implemented when the board exercised its authority to fill the board vacancy).

The Proposal contains the following elements: (i) that the Company's "executive pay committee" adopt a policy; (ii) that the policy require senior executives to retain a significant percentage of shares acquired through equity pay programs (with a recommendation of a share retention percentage requirement of 25%); (iii) that the policy require executive officers to retain these shares until reaching normal retirement age as defined by the Company's qualified retirement plan that has the largest number of plan participants;[1] and (iv) that the policy prohibit hedging transactions for shares that are subject to the ownership policy. The manner in which the Company has implemented each of these elements is addressed below.

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[1] In the Company's case, "normal retirement age" under the qualified retirement plan with the most participants is age 65.

The Company's Board of Directors (the "Board") has adopted a stock retention and ownership policy as part of the Company's Corporate Governance Guidelines that requires the Company's executive officers to retain and hold significant amounts of Company stock (the "Existing Policy"), which is the objective of the Proposal. The Existing Policy is described on page 29 of the proxy statement for the Company's 2012 Annual Meeting of Stockholders and is set forth in paragraph 8 of the Corporate Governance Guidelines, which are published on the Company's website at investor.bankofamerica.com/phoenix.zhtml?c=71595&p=irol-govguidelines.

The Existing Policy applies to the Company's executive officers, who are its "senior executives," and thus covers the persons addressed in the Proposal.[2] The Existing Policy sets forth a specific amount of Company stock that each executive officer must hold:

> (a) the Chief Executive Officer shall hold at least 500,000 shares of the Company's common stock and retain at least 50% of the net after-tax shares from future equity awards until retirement; (b) other executive officers shall hold at least 300,000 shares of the Company's common stock and retain at least 50% of the net after-tax shares from future equity awards until the ownership guideline is achieved; and (c) non-management directors are required to hold and cannot sell the restricted stock they receive as compensation (except as necessary to pay taxes upon vesting) until termination of their service.

With respect to the Company's Chief Executive Officer, the Existing Policy clearly substantially implements the Proposal because it requires the Chief Executive Officer to retain "at least 50% of the net after-tax shares from future equity awards until retirement," thereby greatly exceeding the Proposal's suggested 25% share retention requirement.

With respect to executive officers other than the Company's Chief Executive Officer, the Existing Policy substantially implements the Proposal because it requires executive officers to retain "at least 50% of the net after-tax shares from future equity awards" until the executive officer owns at least 300,000 shares. This aspect of the Existing Policy "compares favorably" with the policy requested in the Proposal in the context of the Company's "particular policies, practices and procedures,"[3] because it requires executive officers to

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[2] The Existing Policy also applies to the Company's directors, and in that respect is more comprehensive than the policy requested in the Proposal.

[3] *Texaco, Inc.* (avail. Mar. 28, 1991), quoted *supra.*

retain a significant percentage of the shares they acquire through the Company's equity compensation programs and to hold those shares for the long-term in order to further align the interests of the Company's executive officers with the long-term success of the Company.

It is important to note in this context that the Proposal provides considerable flexibility in how it is to be implemented. The policy requested in the Proposal addresses an executive officer's stock retention in the aggregate: that a significant percentage of the total number of shares acquired through "equity pay programs" be retained until an executive officer reaches "normal retirement age." Notably, the Proposal does not require that shares from particular compensation awards be used to satisfy the share retention objective because shares are fungible. Thus, under the Proposal, an executive officer could, for example, sell all of the shares received upon the settlement of a stock award if he or she had earlier retained 50% of an equivalent number of shares received upon vesting of a prior stock award because the executive officer would have retained, in the aggregate, a significant percentage of the total number of shares acquired through equity compensation programs. In addition, the Proposal does not require retention of a specified percentage of shares. While it "recommends" an aggregate share retention percentage of 25% of all shares acquired, the Proposal itself only requests the implementation of a policy that provides for retention of "a significant percentage" of the aggregate number of shares actually acquired through equity compensation programs.

The Existing Policy achieves the Proposal's share retention goal through a more aggressive retention schedule than that requested under the Proposal: the Existing Policy requires the Company's Chief Executive Officer to retain until retirement 50% of the net shares acquired through the Company's "equity awards" and the Company's other executive officers to retain until retirement 50% of the net shares acquired through "equity awards" until the minimum stock ownership requirement is achieved. The operation of the Existing Policy is demonstrated by the following table, which sets forth for each of the Company's executive officers other than the Chief Executive Officer: (i) the net number of shares acquired by the executive officer over the four-year period from 2009 to 2012; (ii) 25% of the foregoing number (the retention percentage recommended in the Proposal); and (iii) the number of shares that the executive officer is required to hold under the Existing Policy:

Executive Officer	Net Shares Received*	25% of Net Shares Received*	Shares Required under the Existing Policy**	Number of Shares Owned***
Co-Chief Operating Officer	71,433	17,858	300,000	159,027
Co-Chief Operating Officer	1,018,466	254,617	300,000	1,532,849
Chief Risk Officer	165,589	41,397	300,000	231,134
Global General Counsel and Head of Compliance and Regulatory Relations	91,198	22,800	300,000	91,198
Chief Financial Officer	294,133	73,533	300,000	275,069

* Number of shares acquired net of taxes from vesting of stock awards and exercises of stock options since January 1, 2009.

** The Existing Policy provides that newly appointed executive officers have up to five years to achieve the required minimum stock retention threshold. Each of the Company's executive officers listed in the table was appointed within the past five years.

*** Includes shares owned and share equivalents credited under deferred compensation arrangements.

As the table above shows, the number of shares required to be held under the Existing Policy greatly exceeds the number of shares that would be required to be held under the 25% retention level suggested in the Proposal. Moreover, the table above demonstrates that if each of the executive officers were to acquire shares over the coming years at the same rate as over the past four years, each of the executive officers other than one would be required under the Existing Policy to hold a number of shares exceeding the 25% level recommended in the Proposal. For example, if the Chief Financial Officer were to acquire shares over the next twelve years at the same pace as the past four years, his share retention percentage under the Existing Policy would still exceed the 25% level recommended in the Proposal.[4]

[4] Specifically, as indicated in the table, the Chief Financial Officer acquired 294,133 shares over the past four years. If he were to acquire shares over the next twelve years at the same pace, he would acquire three times that number of shares, for an additional 882,399 shares, and thus over sixteen years would have acquired 1,176,532 shares. Twenty-five percent of that number would be 294,133 shares. Thus, the Existing Policy, which combines a 50% share retention requirement with a 300,000 share retention threshold, would result in a retention percentage that is higher than the percentage

Even with respect to the executive officer who has acquired a large number of shares over the past four years (many of which were attributable to sign-on equity grants that were made by a predecessor employer before the Company acquired that other company), the Existing Policy will require the executive officers to continue to retain a significant percentage of shares.

The Existing Policy's 50% retention requirement with a 300,000 share retention threshold "compares favorably" with the "significant percentage" standard requested in the Proposal. While the 300,000 share retention threshold applicable to executive officers other than the Chief Executive Officer under the Existing Policy means that an executive officer is able to dispose of shares obtained through a specific equity award once the 300,000 share requirement is satisfied, this will only occur after the executive officer has retained at least 50% of the shares he or she has acquired and has acquired, and continues to hold, a significant percentage of earlier acquired shares. Thus, as requested by the Proposal, the executive officer would hold over the long term an aggregate number of shares representing "a significant percentage of shares acquired through equity pay programs." Moreover, the fact that the Existing Policy applies a 50% share retention standard until the 300,000 share retention threshold is satisfied and then (as discussed below) requires that the executive officer continue to hold at least 300,000 shares through normal retirement age and for so long as he or she remains an executive officer means that the executive officer will be retaining more shares for a longer period than if he or she were required to retain only 25% of shares acquired. As a result, the Existing Policy fulfills the Proposal's stated policy objective of focusing executive officers on "[the] company's long-term success" and "on long-term stock price performance."

The Staff has previously concluded that a company need not adopt a specific stock retention percentage when existing policies result in higher stock retention than that recommended by the stockholder proposal. In *ExxonMobil Corp.* (avail. Mar. 21, 2012), the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that executive officers retain a "significant percentage" of stock for one year following termination and "recommending" a 25% retention figure. The Staff concurred that despite lacking an exact retention figure, the company's policies requiring retention of a "significant amount" of stock and resulting in retention rates higher than 25% sufficiently addressed the proposal's essential objectives. In concurring that the proposal therefore could be excluded under Rule

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recommended in the Proposal. This same result would be obtained applying this example to each of the executive officers except for one of the Co-Chief Operating Officers, whose "net shares received" includes shares issued under sign-on equity grants which arguably would not be covered by the Proposal.

14a-8(i)(10), the Staff stated that, "it appears that ExxonMobil's policy compares favorably with the guidelines of the proposal and that ExxonMobil has, therefore, substantially implemented the proposal." Likewise, the Staff has previously concurred in the exclusion of proposals calling for equity retention by executive officers where long-standing practice meets or exceeds the requests in the stockholder proposal, even in the absence of a formal policy addressing the issue. For example, in *General Electric Co.* (avail. Jan. 11, 2012), the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that stock options awarded to executive officers vest over a period no shorter than five years where the company's existing compensation policies provided for options granted to executive officers to vest over a period of five years. Similar to *ExxonMobil Corp.* and *General Electric Co.*, the Company's existing compensation policies and practices require ownership of a significant percentage of stock and have resulted in an executive stock ownership percentage substantially higher than the recommended 25%. In fact, as shown by the table above, each of the Company's executive officers owns at least 100% of the number of shares he or she acquired through the Company's equity pay programs over the past four years.

The Proposal also requests that the policy require senior executives to retain these shares until reaching "normal retirement age." The Existing Policy applies to the Company's executive officers as long as they are employed as such at the Company. As a result, the Existing Policy leads to potentially longer executive officer stock retention than that contemplated by the Proposal's "normal retirement age" policy. The Existing Policy applies to an executive officer until the executive officer actually retires or is otherwise terminated, while the requirements of the Proposal would cease to apply when the executive officer reaches normal retirement age, even if the executive officer does not retire at that time.[5]

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[5] *See Abbott Laboratories* (avail. Feb. 9, 2012). There, in a letter dated February 6, 2012 from the proponent of an identical proposal, the proponent argues that the plain language of the proposal makes it clear that it only applies while a person is a senior executive and only applies to senior executives who "reach" normal retirement age (and thus for example, would not apply to an executive officer who terminated employment or passed away before reaching normal retirement age). It is inherent in a company "policy," whether it be the Existing Policy or the policy requested by the Proposal, that it can only be enforced as to a person while the person is associated with the Company. Upon termination, an executive of the Company ceases to be an "executive" and an employee; therefore, upon termination, the individual is no longer subject to the Existing Policy and would no longer be subject to any other policy adopted pursuant to the Proposal. Thus, the Proposal does not require stock retention for a longer term than the Existing Policy.

Finally, the Proposal requests that the Company "prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive." The Company's existing policies prohibit executive officers' use of hedging transactions on any shares of the Company's stock owned by them. As set forth in the "Restrictions on trading in Bank of America securities" section of the Company's Code of Ethics, "Bank of America employees must not engage in speculative trading of Bank of America securities. This generally prohibits short sales and trading in puts, calls and other options or derivatives with respect to such securities, unless such transactions are for legitimate, nonspeculative purposes." In addition, the Company's stock award agreements with executive officers prohibit the executive officers from "engag[ing] in any hedging or derivative transactions involving [the Company's] common stock in violation of the [Company's] Code of Ethics that would undermine the long-term performance incentives created by the Award."

In summary, the Company's existing compensation plans and policies compare favorably with the Proposal. The Proposal contains the following elements: (i) that the executive pay committee adopt a policy; (ii) that the policy require that executive officers retain a significant percentage of shares (with a recommendation of a share retention percentage requirement of 25%); (iii) that the policy require executive officers to retain these shares until reaching normal retirement age; and (iv) that the policy prohibit hedging transactions. The Company's existing compensation plans and policies implement all of the requests in the Proposal: (i) the Board has adopted a policy; (ii) the policy requires executive officers to hold a significant percentage of shares; (iii) the policy results in a time period of stock retention that is at least as long as the time period requested by the Proposal; and (iv) the Company's policy prohibits hedging transactions.

The Company's existing compensation policies and practices thus "compare favorably" to all of the terms of the Proposal. Exclusion of the Proposal is warranted despite the differences in the terminology and manner of implementation between the Existing Policy and the Proposal. This is because, as discussed above, Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has implemented the essential objective of the proposal, even though the manner in which the proposal is implemented might not correspond precisely to the actions sought by the proponent. Because the Company's existing compensation policies and practices compare favorably to the guidelines in the Proposal and address the underlying concerns and objectives of the Proposal, the Proposal has been substantially implemented by the Company and is properly excludable from the 2013 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Jennifer E. Bennett, Bank of America Corporation
John Chevedden
Ray T. Chevedden

101436813.3

GIBSON DUNN

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

OFFICE OF THE
CORPORATE SECRETARY
RECEIVED VIA FAX
NOV 14, 2012

Mr. Charles O. Holliday
Chairman of the Board
Bank of America Corporation (BAC)
100 N. Tryon St
Charlotte NC 28255
Phone: 704 386-5681

Dear Mr. Holliday,

I purchased and hold stock in our company because I believe our company has greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Ray T. Chevedden (signature) 10/18/2012

Ray T. Chevedden — Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Lauren A. Mogensen
Corporate Secretary
Allison C. Rosenstock <allison.c.rosenstock@bankofamerica.com>
FX: 704-409-0350
FX: 980-386-1760
FX: 704-409-0119

[BAC: Rule 14a-8 Proposal, November 14, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, downgraded our company to "F" with "Very High Governance Risk." Also "High Concern" in director qualifications and "High Concern" in Executive Pay – $14 million for Thomas Montag.

GMI said our company has struggled with a long list of ongoing legal problems. In recent years, our company has completed a number of controversial acquisitions, paid out billions in executive bonuses, accepted $35 billion in emergency funding from the U.S. government, and allowed its former CEO to walk away with $83 million in severance pay.

On December 6, 2011, Bank of America agreed to pay $315 million to settle claims by investors who said they were misled about mortgage securities offerings by its Merrill Lynch unit. The settlement resolves claims by investors, led by the Public Employees' Retirement System of Mississippi pension fund, that Merrill misled them about the risks of $16 billion of mortgage-backed securities in 18 offerings. On December 21, 2011, Bank of America agreed to pay $335 million to settle claims that its subsidiary Countrywide had overcharged borrowers based on race. In January 2012 Bank of America, JPMorgan Chase and three other U.S. banks reached a $25 billion settlement with 49 states and the U.S. government to end a probe of abusive foreclosure practices. Until the lawsuits and fines stop coming and the company is free of major legal trouble, our company will continue to present a very high level of risk to shareholders.

Please encourage our board to respond positively to this proposal to reduce this risk and to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4.*

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Bank of America

Jennifer E. Bennett
Associate General Counsel and
Assistant Corporate Secretary

November 26, 2012

VIA OVERNIGHT MAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Bank of America Corporation (the "Company"), which received on November 14, 2012 the stockholder proposal you submitted on behalf of Ray T. Chevedden entitled "Executives to Retain Significant Stock" for consideration at the Company's 2013 Annual Meeting of Stockholders (the "Proposal"). The letter accompanying the Proposal indicated that all communications regarding the Proposal should be directed to you.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that Ray T. Chevedden is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Ray T. Chevedden has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Ray T. Chevedden must submit sufficient proof of his continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 14, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of Ray T. Chevedden's shares (usually a broker or a bank) verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 14, 2012); or

(2) if Ray T. Chevedden has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting

his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that he continuously held the requisite number of Company shares for the one-year period.

If Ray T. Chevedden intends to demonstrate ownership by submitting a written statement from the "record" holder of his shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Ray T. Chevedden can confirm whether his broker or bank is a DTC participant by asking his broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Ray T. Chevedden's broker or bank is a DTC participant, then Ray T. Chevedden needs to submit a written statement from his broker or bank verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 14, 2012).

(2) If Ray T. Chevedden's broker or bank is not a DTC participant, then he needs to submit proof of ownership from the DTC participant through which the shares are held verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 14, 2012). He should be able to find out the identity of the DTC participant by asking his broker or bank. If Ray T. Chevedden's broker is an introducing broker, he may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on his account statements will generally be a DTC participant. If the DTC participant that holds his shares is not able to confirm his individual holdings but is able to confirm the holdings of his broker or bank, then he needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 14, 2012), the requisite number of Company shares were continuously held: (i) one from Ray T. Chevedden's broker or bank confirming his ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Bank of America Corporation, 214 North Tryon Street, Charlotte, NC 28255-0001. Alternatively, you may transmit any response by facsimile to me at (704) 409-0350.

If you have any questions with respect to the foregoing, please contact me at (980) 388-5022. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Jennifer E. Bennett
Associate General Counsel and
Assistant Corporate Secretary

cc: Ray T. Chevedden

Enclosures

*** FISMA & OMB Memorandum M-07-16 ***

P.O. BOX 770001
CINCINNATI, OH 45277-0045

NATIONAL FINANCIAL

Post-it® Fax Note 7671	Date 11-27-12	# of pages ▶
To Jennifer Bennett	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 704-409-0350	Fax #	

November 27, 2012

Ray T. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. Ray T. Chevedden and is intended to serve as confirmation of his share ownership in Bank of America Corp (BAC), Nisource, Inc. (NI) and JP Morgan Chase & Co. (JPM).

Please accept this letter as confirmation that according to our records Mr. Ray T. Chevedden, as trustee of the Ray and Veronica Chevedden Family Trust, has continuously held no less than 500 shares of BAC (CUSIP: 060505104, trading symbol: BAC), 200 shares of Nisource, Inc. (CUSIP: 65473P105, trading symbol: NI) and 200 shares of JP Morgan Chase & Co. (CUSIP: 46625H100, trading symbol: JPM) since October 1, 2011. These shares are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W861701-27NOV12